UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

November 26, 2010

Commission File Number: 001-10110

Banco Bilbao Vizcaya Argentaria, S.A. ———————————————————————————————————
(Translation of registrant’s name into English)

Kingdom of Spain ———————————————————————————————————
(Jurisdiction of incorporation or organization)

Plaza San Nicolás 4 48005 - BILBAO (SPAIN)
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

MATERIAL EVENT

Pursuant to the provisions of section 5.1.9 of the share securities note forming an integral part of the information prospectus of Banco Bilbao Vizcaya
Argentaria, S.A. (“BBVA”) relating to the capital increase amounting to
€5,059,758,312 (the “Capital Increase”), registered with the official registry of the Spanish National Securities Market Commission on November 2, 2010 (the
“Share Securities Note”), BBVA hereby announces the results of the subscription orders received in the period for preemptive subscription of new shares and requests for additional new shares in the Capital Increase (the “Preemptive
Subscription Period”) which ended on November 19, 2010.

Having completed the final count of all the preemptive subscription orders and requests for additional shares, BBVA hereby informs that it has received orders for the subscription of 3,114,733,255 shares, representing 419.244724% of the
742,939,164 shares to be issued.

The subscription of shares resulting from orders exercising the preemptive subscription right amounts to 741,889,587 shares, representing 99.858726% of the shares to be issued, leaving 1,049,577 shares available for their allocation as additional shares.

The requests for subscription of additional shares amount to 2,372,843,668 shares. BBVA, acting as agent bank, has performed the pro rata allocation described in the Share Securities Note allocating approximately one additional share per each 2,260 additional shares requested.

As a consequence of the orders so received, the discretionary share allocation period will not be commenced.

Consequently, following the exercise of preemptive subscription rights in the
Preemptive Subscription Period and the allocation of additional shares described in the preceding paragraphs, a total of 742,939,164 shares have been subscribed for, out of the 749,593,824 shares which were the subject of the Capital
Increase approved by the Board of Directors in their meeting of November 1,
2010. While the number of requests for subscription of additional shares received was higher than the number of shares left unsubscribed after the exercise of preemptive subscription rights, this difference arose as a result, as mentioned in section 5.1.3 of the Share Securities Note, of the waiver by
Corporación General Financiera, S.A. (a company wholly owned by BBVA) and
Continental Bolsa SAB (a company wholly owned by Banco Continental, which is
46.11% owned by BBVA) of both the right to exercise and the right to sell the preemptive subscription rights to which they were entitled as holders of BBVA shares, other than those hold by them to hedge customers’ positions, and of the requirement of the Spanish National Securities Market Commission that the new shares relating to those preemptive subscription rights not be subscribed
(either during the Preemptive Subscription Period or, as the case may be, during the discretionary share allocation period, or under the Underwriting Agreement).

In accordance with the foregoing, during the Preemptive Subscription Period and taking into consideration the allocation of additional shares, all of the shares in the Capital Increase that could be issued have been fully subscribed and, accordingly, BBVA states that the Capital Increase has been covered.

Finally, and pursuant to the provisions in section 5.1.3 (A) of the Share
Securities Note, BBVA informs that the deadlines initially foreseen in the transaction calendar have been reduced as a consequence of the full subscription of the new shares that could be subscribed during the Preemptive Subscription
Period. As a consequence, the execution and registration with the Vizcaya
Commercial Registry of the public deed of capital increase of BBVA is expected to take place on November 29, 2010, with the new shares expected to be listed on the Madrid, Barcelona, Bilbao and Valencia stock exchanges, as well as the other foreign stock exchanges on which shares are currently listed on November 30,
2010.

Madrid, November 26, 2010

BBVA has filed a registration statement (including a prospectus) with the U.S.
Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus (as supplemented from time to time, the “prospectus”) in that registration statement and other documents BBVA has filed with the SEC for more complete information about BBVA and the offering. You may get these documents for free by visiting the SEC website at www.sec.gov. Alternatively, you may request that the prospectus be sent to you by calling BBVA’s Institutional Investor Relations office in New York at +1 212-228-1660.

INCORPORATION BY REFERENCE

This report on Form 6-K shall be deemed to be incorporated by reference into the
Registration Statement of BANCO BILBAO VIZCAYA ARGENTARIA, S.A. on Form F-3
filed on June 28, 2010 (File No. 333-167820) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.

Date: 11/26/2010	By:	Javier MALAGON NAVAS
	Name:	Javier MALAGON NAVAS
	Title:	Authorized representative